Exhibit 99.1

PRESS RELEASE
May 18, 2023 at 7:00 a.m. ET
Gambling.com Group Reports Record First Quarter Results Including 36% Revenue Increase to $26.7 Million

Net Income Rises 47% to $6.6 Million and Adjusted EBITDA Increases 49% to $10.7 Million

Raises 2023 Guidance to Revenue of $95-$99 Million and Adjusted EBITDA of $33-$37 Million

Charlotte, N.C. May 18, 2023 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services for the global online gambling industry, today reported record first quarter financial results for the three-month period ended March 31, 2023. The Company also increased its guidance for full-year revenue and Adjusted EBITDA.
First Quarter 2023 vs. First Quarter 2022 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended March 31,		Change
	2023	2022	%
Revenue	26,692	19,585	36%
Net income for the period attributable to shareholders (1)	6,595	4,487	47%
Net income per share attributable to shareholders, diluted (1)	0.17	0.12	42%
Adjusted net income for the period attributable to shareholders (1)	7,551	4,487	68%
Adjusted net income per share attributable to shareholders, diluted (1)	0.20	0.12	67%
Adjusted EBITDA (1)	10,673	7,186	49%
Adjusted EBITDA Margin (1)	40%	37%
Cash flows generated by operating activities	7,082	3,585	98%
Free Cash Flow (1)	6,205	1,373	352%

(1) For the three months March 31, 2023, Adjusted net income and Adjusted net income per share exclude, and Net Income and Net Income per share include, adjustments related to our 2022 acquisitions of RotoWire and BonusFinder of $1.0 million, or $0.03 per share. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group commented, “Our record first quarter 2023 results exceeded internal forecasts and reflect industry-leading organic revenue growth as well as strong profitability and cash generation. Our performance in the first quarter demonstrates both Gambling.com Group’s successful execution on our North American growth initiatives and our success in generating ongoing attractive growth in more established markets. New depositing customers ("NDCs") increased 31% from the prior-year period, helping drive 36% year-over-year revenue growth, a 49% increase in Adjusted EBITDA to $10.7 million and an Adjusted EBITDA Margin of 40%.

“We continue to deliver strong growth in both our newer and more established markets, with particular strength in iCasino performance marketing revenue in many of our global markets. North American revenue increased 33% year-over-year to $14.1 million, despite the year-ago period including the blockbuster launch of sports betting in New York. First quarter growth in U.K. and Ireland, markets where we have a longer operating history, was also impressive as we generated all-time quarterly record revenue for the fifth consecutive quarter in those markets, with revenue rising 36% to $8.5 million. In addition, revenue from other Europe and the rest of the world increased 51%.

“We have established a record of consistently delivering market-leading organic revenue growth compared to our publicly-traded peers, as well as strong Adjusted EBITDA and Free Cash Flow. The advantages of our proprietary technology are a key factor driving our consistent growth in established markets and our success in addressing the high-growth North American market opportunity. Following the strong start to the year, we are raising our outlook for 2023 full-year revenue and Adjusted EBITDA as we remain on track to deliver another year of strong profitable organic growth and record financial results.”
First Quarter 2023 and Recent Business Highlights

•North American revenue grew 33% to $14.1 million
•Delivered more than 88,000 new depositing customers
•Successfully launched operations in Ohio and Massachusetts
•Entered into a strategic media partnership with Gannett Co., Inc., publisher of USA TODAY
•In April 2023, paid contingent consideration of $20.0 million of which 50% was paid in ordinary shares
•Subsequent to the end of the quarter, the Company repurchased 69,128 ordinary shares at an average price of $9.76 per share

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our focus on efficiency combined with operating leverage derived from revenue growth enabled us to expand Adjusted EBITDA Margin and grow Free Cash Flow 352% year-over-year. We are able to continue to invest in our near- and long-term organic growth opportunities, including the development of Casinos.com and our new media partnership with Gannett while simultaneously delivering impressive top-line growth, Adjusted EBITDA and Free Cash Flow growth. Our strong cash generation and balance sheet also provides us with the flexibility to opportunistically evaluate value enhancing strategic transactions.”
2023 Outlook

The Company today raised its full-year 2023 guidance for revenue of $95 million to $99 million, and for Adjusted EBITDA of $33 million to $37 million. The mid-points of the new revenue and Adjusted EBITDA ranges reflect year-over-year growth of 27% and 45%, respectively. The Company’s guidance assumes:

•No anticipation of going live in any additional North American markets for the balance of 2023
•No benefit from any new acquisitions
•New investments throughout 2023 for the development of Casinos.com and support to our media partners, including Gannett and McClatchy
•An average EUR/USD exchange rate of 1.085 throughout 2023.
Conference Call Details

Date/Time:	Thursday, May 18, 2023, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20230518/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com
Jordan Bieber, 5W Public Relations, gdc@5wpr.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the "Group") is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our expectation to deliver top-line and cash flow growth as well as strong profitability in 2023 and our 2023 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three months ended March 31, 2023 and 2022 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Three months ended March 31,	Change
	2023	2022	%	2022	%
Revenue	26,692	19,585	36%	19,013	40%
Cost of sales	(991)	(1,229)	(19)%	(1,193)	(17)%
Gross profit	25,701	18,356	40%	17,820	44%
Sales and marketing expenses	(8,038)	(7,362)	9%	(7,147)	12%
Technology expenses	(2,223)	(1,363)	63%	(1,323)	68%
General and administrative expenses	(5,781)	(4,828)	20%	(4,687)	23%
Movements in credit losses allowance	(649)	(526)	23%	(511)	27%
Fair value movement on contingent consideration	(852)	—	100%	—	100%
Operating profit	8,158	4,277	91%	4,152	96%
Finance income	100	828	(88)%	804	(88)%
Finance expenses	(563)	(249)	126%	(242)	133%
Income before tax	7,695	4,856	58%	4,714	63%
Income tax charge	(1,100)	(369)	198%	(358)	207%
Net income for the period attributable to shareholders	6,595	4,487	47%	4,356	51%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	1,368	(1,368)	(200)%	(1,328)	(203)%
Total comprehensive income for the period attributable to shareholders	7,963	3,119	155%	3,028	163%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	MARCH 31, 2023	DECEMBER 31, 2022
ASSETS
Non-current assets
Property and equipment	818	714
Right-of-use assets	1,728	1,818
Intangible assets	89,834	88,521
Deferred compensation cost	30	29
Deferred tax asset	5,793	5,832
Total non-current assets	98,203	96,914
Current assets
Trade and other receivables	15,632	12,222
Inventories	75	75
Cash and cash equivalents	33,564	29,664
Total current assets	49,271	41,961
Total assets	147,474	138,875
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	63,723	63,723
Treasury shares	(348)	(348)
Share options and warrants reserve	5,214	4,411
Foreign exchange translation reserve	(5,707)	(7,075)
Retained earnings	32,993	26,398
Total equity	95,875	87,109
Non-current liabilities
Other payables	294	290
Deferred consideration	—	4,774
Contingent consideration	11,836	11,297
Lease liability	1,439	1,518
Deferred tax liability	2,200	2,179
Total non-current liabilities	15,769	20,058
Current liabilities
Trade and other payables	5,943	6,342
Deferred income	2,032	1,692
Deferred consideration	5,100	2,800
Contingent consideration	20,162	19,378
Other liability	257	226
Lease liability	553	554
Income tax payable	1,783	716
Total current liabilities	35,830	31,708
Total liabilities	51,599	51,766
Total equity and liabilities	147,474	138,875

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended March 31,
	2023	2022

Cash flow from operating activities
Income before tax	7,695	4,856
Finance expenses (income), net	463	(579)
Adjustments for non-cash items:
Depreciation and amortization	545	1,826
Movements in credit loss allowance	649	525
Fair value movement on contingent consideration	852	—
Share-based payment expense	846	724
Income tax reimbursed	110	—
Cash flows from operating activities before changes in working capital	11,160	7,352
Changes in working capital
Trade and other receivables	(3,863)	(5,085)
Trade and other payables	(215)	1,318
Cash flows generated by operating activities	7,082	3,585
Cash flows from investing activities
Acquisition of property and equipment	(153)	(143)
Acquisition of intangible assets	(724)	(2,069)
Acquisition of subsidiaries, net of cash acquired	—	(19,295)
Payment of deferred consideration	(2,390)	—
Cash flows used in investing activities	(3,267)	(21,507)
Cash flows from financing activities
Interest paid	(110)	(120)
Principal paid on lease liability	(105)	(86)
Interest paid on lease liability	(47)	(50)
Cash flows used in financing activities	(262)	(256)
Net movement in cash and cash equivalents	3,553	(18,178)
Cash and cash equivalents at the beginning of the period	29,664	51,047
Net foreign exchange differences on cash and cash equivalents	347	199
Cash and cash equivalents at the end of the period	33,564	33,068

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified:

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, unaudited)
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Weighted-average number of ordinary shares, basic	36,431,633	34,877,496	4%	4%
Net income per share attributable to shareholders, basic	0.18	0.13	38%	50%

Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Weighted-average number of ordinary shares, diluted	38,121,794	37,214,074	2%	2%
Net income per share attributable to shareholders, diluted	0.17	0.12	42%	42%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, unaudited)
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Add back (deduct):
Interest expenses on borrowings and lease liability	43	170	(75)%	(74)%
Income tax charge	1,100	369	198%	207%
Depreciation expense	57	43	33%	36%
Amortization expense	488	1,783	(73)%	(72)%
EBITDA	8,283	6,852	21%	25%
Share-based payment expense	846	724	17%	20%
Fair value movement on contingent consideration	852	—	100%	100%
Unwinding of deferred consideration	54	—	100%	100%
Foreign currency translation losses (gains), net	327	(776)	(142)%	(143)%
Other finance results	39	27	44%	50%
Acquisition related costs (1)	222	359	(38)%	(36)%
Employees' bonuses related to acquisition	50	—	100%	100%
Adjusted EBITDA	10,673	7,186	49%	53%

(1) The acquisition costs are related to historical and potential business combinations of the Group.
Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency:

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, unaudited)
Revenue	26,692	19,585	36%	40%
Adjusted EBITDA	10,673	7,186	49%	53%
Adjusted EBITDA Margin	40%	37%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur gains or losses related to the contingent consideration and expenses related to the unwinding of deferred consideration and employee bonuses until December 2023. See Note 5 of the consolidated financial statements for the three months ended March 31, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income (Loss) and for the period specified stated in the Company's reporting currency and constant currency:

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, except for share and per share data, unaudited)
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Fair value movement on contingent consideration(1)	852	—	100%	100%
Unwinding of deferred consideration (1)	54	—	100%	100%
Employees' bonuses related to acquisition(1)	50	—	100%	100%
Adjusted net income for the period attributable to shareholders	7,551	4,487	68%	73%
Weighted-average number of ordinary shares, basic	36,431,633	34,877,496	4%	4%
Net income per share attributable to shareholders, basic	0.18	0.13	38%	50%
Effect of adjustments for fair value movements on contingent consideration, basic	0.03	0.00	100%	100%
Effect of adjustments for unwinding on deferred consideration, basic	0.00	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.21	0.13	62%	75%
Weighted-average number of ordinary shares, diluted	38,121,794	37,214,074	2%	2%
Net income per share attributable to ordinary shareholders, diluted	0.17	0.12	42%	42%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.12	67%	67%
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency:

	Three Months Ended March 31,		Change
	2023	2022	%
	(USD in thousands, unaudited)
Cash flows generated by operating activities	7,082	3,585	98%
Capital Expenditures (1)	(877)	(2,212)	60%
Free Cash Flow	6,205	1,373	352%
(1) Capital Expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.